1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2013
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date March 8, 2013	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

ANNOUNCEMENT
CHANGE OF CERTAIN SENIOR MANAGEMENT MEMBERS

The board (the "Board") of directors (the "Directors") of Aluminum Corporation of China Limited* (the "Company") announces that, due to job re-designation, Mr. Liu Caiming resigned as the senior vice president, chief financial officer and member of the Executive Committee of the Company, and Mr. Ding Haiyan resigned as the vice president and member of the Executive Committee of the Company.

As recommended by the Nomination Committee of the Company, the Board appointed Mr. Xie Weizhi as the vice president, chief financial officer and member of the Executive Committee of the Company. Biographical details of Mr. Xie are as follows:

Mr. Xie Weizhi, 48, is the non-executive director of Chinalco Mining Corporation International and director of Chinalco Finance Co., Ltd. Mr. Xie is a senior accountant, graduated from the Guanghua School of Management, Peking University with a master's degree in business administration. Mr. Xie joined Aluminum Corporation of China in February 2011. He previously served as the deputy chief and chief of the accounting division of the finance department and the deputy manager of the finance department of China Offshore Oil Nanhai West Corporation (), deputy general manager and general manager of the finance department, and general manager of the treasury department of China National Offshore Oil Corporation, general manager of CNOOC Finance Corporation Limited, and the president of China National Association of Finance Companies (). Mr. Xie has been engaged in financial management of large state-owned enterprises for many years and has substantial experience in finance and business management.

The change of the abovementioned senior management members became effective from the date of this announcement. As Mr. Liu Caiming, the Director of the Company, no longer assumed any administrative function, he has been re-designated from an executive Director to a non-executive Director with the same term of the current session of the Board.

The Board would like to express its gratitude to Mr. Liu Caiming and Mr. Ding Haiyan for their contributions to our development during their terms of office.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
8 March 2013

As at the date of this announcement, the members of the Board comprise Mr. Xiong Weiping, Mr. Luo Jianchuan and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui, Mr. Lv Youqing and Mr. Liu Caiming (Non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary